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                            WINSLOEW FURNITURE, INC.
                               160 Village Street
                           Birmingham, Alabama 35242

                                                                _________, 1999

To Our Shareholders:

         You are cordially invited to attend a Special Meeting of Shareholders (the "Special Meeting") of WinsLoew Furniture, Inc. (the "Company" or "WinsLoew") to be held on _____, June __, 1999, at 9:00 a.m., local time, at the offices of Trivest, Inc., located at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133. The purpose of the Special Meeting is to consider and vote upon a merger (the "Merger") that, if approved and subsequently consummated, will result in the public shareholders of WinsLoew receiving $33.00 in cash per share for their stock and WinsLoew becoming a privately-owned company.

         If approved by WinsLoew's shareholders, the Merger would be accomplished pursuant to an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") as follows: Trivest Furniture Corporation, a newly-formed Florida corporation (the "Purchaser"), would merge with and into WinsLoew, which would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, $.01 par value, of WinsLoew (the "Common Stock"), other than shares held by the Purchaser, will be cancelled and converted automatically into the right to receive $33.00 in cash, payable to the holder thereof, without interest.

         The Purchaser has been organized at the direction of two private investment partnerships affiliated with certain WinsLoew directors, Trivest Furniture Partners, Ltd. and Trivest Fund II Group, Ltd. (together, the "Trivest Partnerships") for the purpose of acquiring all of WinsLoew's Common Stock. As a result of the Merger, WinsLoew will become a privately held company that is owned by the Trivest Partnerships, certain WinsLoew directors, certain members of WinsLoew's management and certain WinsLoew employees.

         A special committee of the Board of Directors of WinsLoew (the "Special Committee"), consisting of five independent directors, was formed to investigate, consider and evaluate the proposed Merger and possible strategic alternatives to maximize shareholder value. The Special Committee has unanimously recommended to WinsLoew's Board of Directors that the Merger and related agreements be approved. In connection with its evaluation of the proposed Merger and certain possible strategic alternatives, the Special Committee engaged Mann Armistead & Epperson, Ltd. ("Mann Armistead") to act as its financial advisor. Mann Armistead has rendered its opinion that, as of April 7, 1999, based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the cash merger consideration of $33.00 per share to be received in the Merger is fair from a financial point of view to the public shareholders of the Company. The written opinion of Mann Armistead, dated as of April 7, 1999, is attached as Appendix B to the enclosed Proxy Statement and should be read carefully and in its entirety by the shareholders.

         THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS BELIEVE THAT THE TERMS OF THE MERGER ARE SUBSTANTIVELY AND PROCEDURALLY FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S SHAREHOLDERS AND UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS APPROVE THE MERGER.

         Approval of the Merger at the Special Meeting will require the affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting. Shareholders (including members of WinsLoew's senior management, the members of the Special Committee and certain shareholders affiliated or associated with the Trivest Partnerships) who, as of the record date, hold of record approximately 35.8% of the outstanding shares of Common Stock, have expressed their intention to vote their shares for approval of the Merger. If the Merger is approved by the shareholders, the closing of the Merger will occur as soon after the Special Meeting as all of the other conditions to closing the Merger are satisfied.


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         The accompanying Proxy Statement provides you with a summary of the proposed Merger and additional information about the parties involved and their interests. Please give all this information your careful attention. Whether or not you plan to attend, it is important that your shares are represented at the Special Meeting. A failure to vote or a vote to abstain will count as a vote against the Merger. Accordingly, you are requested to promptly complete, sign and date the enclosed proxy and return it in the envelope provided.



                                         EARL W. POWELL
                                         Chairman of the Board




                                         BOBBY TESNEY
                                         President and Chief Executive Officer








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